VIA EDGAR and FEDEX
August 13, 2014
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kevin L. Vaughn
RE:     NVIDIA Corporation
Form 10-K for the Year Ended January 26, 2014
Filed March 13, 2014
File No. 000-23985

Dear Mr. Vaughn:

On behalf of NVIDIA Corporation (“NVIDIA” or the “Company”), I am responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 18, 2014, with respect to NVIDIA’s Form 10-K listed above (the “Comment”). The numbering of the paragraph below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Note 16. Segment Information, page 95

1.	We note your response to prior comment 1. To help better understand your response please address the following:

•
Please provide us with a clear description of the nature of the products for each of your major product lines (GeForce, Quadro, Tesla, GRID, Tegra, Icera, Tegra NOTE, Tegra VCM and SHIELD). In this regard, please also describe any major similarities and differences among the product lines.

•
You state that many of the products are based on the same underlying technology, and that serves as part of your basis for concluding they are similar products. Please explain to us in the nature of customization or enhancements that is done to the base underlying technology in order to create the product lines that you reference.

•
We note that you serve four diverse target markets (Gaming, Design and Visualization, HPC and Data Center, Auto and Smart Devices), please explain to us how each of your product lines serves each target market. Given the diversity of your end markets, please explain to us why you believe the products serving those end markets are substantially similar.

•
To the extent available, please provide us with revenue and gross profit by product line for your last two fiscal years. Within your analysis please address any significant differences between revenue growth rates and gross margin percentages for each of your product lines.

NVIDIA respectfully acknowledges the Staff's comments and advises the Staff of the following.

GPU Products

The Company’s GPU segment includes its GeForce, Quadro, Tesla and GRID products, all of which share a common architecture. In general, a GPU performs parallel operations on data to render images for the screen. The more sophisticated the GPU, the higher the resolution and the faster and smoother the motion in games and movies. In addition, since GPUs perform parallel operations on multiple sets of data, they are also increasingly used for non-graphics applications. GeForce products are targeted at the PC gaming market, and the Company sells them in the form of GPU chips and boards for consumer desktop and notebook PCs. Quadro products are designed and built specifically for professional desktop and notebook workstations, and these products are also sold in the form of GPU chips and boards. Tesla products are designed for parallel computing and programming and offer high performance computing features. GRID products are designed to provide the power of NVIDIA graphics through the cloud. Tesla and GRID products are sold primarily in the form of boards with GPUs attached. Our GPU products are based on a common chip architecture, which is developed and released approximately every two years or so. The most recent family name is Maxwell, which was preceded by Kepler, and before that Fermi.

The Company supplementally advises the Staff that the production processes for all the Company’s GPU products is very similar. NVIDIA engineers design and develop the GPU specifications, which are then provided to a third-party specialist in wafer fabrication to manufacture. NVIDIA is a fabless semiconductor company in that all of the Company’s products are manufactured by a third-party contract manufacturer. NVIDIA utilizes subcontractors to perform assembly, testing and packaging of its GPUs, which are then shipped to contract equipment manufacturers, distributors, add-in board manufacturers, or original equipment manufacturers, to be used as motherboard or add-in board solutions. While each of the Company’s product lines is based on the same underlying GPU architecture (i.e., Maxwell, Kepler, etc.), the Company markets and brands its products to address different end-user markets by highlighting the particular functionality of the GPU that is most valued by each market. That said, in most cases, the Company’s largest ship-to customers are identical across all of its GPU product lines.

For the gaming market, the Company emphasizes how GeForce GPUs enhance the gaming experience on PCs by improving the visual quality of graphics, increasing the frame rate for smoother gameplay and improving realism by replicating the behavior of light and physical objects. For the design and visualization market, the Company emphasizes how Quadro GPUs can improve productivity and introduce new capabilities, such as interacting with CAD models in real time with photo realistic renderings. For the high performance computing and datacenter market, the Company helps researchers understand how they can use Tesla GPUs to run their simulations faster while consuming less power, or how NVIDIA GRID GPUs can deliver graphics performance remotely, from the cloud. Generally, the same GPU is used across the various product lines, with the manufacturing process sorting and configuring individual GPUs into appropriate performance levels to address the Company’s target markets. In addition, the Company respectfully advises the Staff, that although it markets its products to differentiated end users, the Company does not have data to support how end users actually use the products they purchase.

Tegra Processor Products

The Company’s Tegra Processor segment includes its Tegra products, including Tegra, Tegra Note, Tegra VCM and SHIELD products. It also includes other related products, licenses and revenue supporting the Tegra Processor business - such as Icera baseband processors and RF transceivers, embedded products, and license and other revenue associated with game consoles, all of which collectively comprised approximately three percent and two percent of consolidated revenue in fiscal 2014 and fiscal 2013, respectively. The Company’s Tegra products embody a “system on a chip”, or SOC, processor which incorporates GPUs and multi-core CPUs together with audio, video, input/output and communication capabilities into a single chip. SOCs are very common in the mobile electronics market because of their low power consumption. Tegra SOCs serve end user mobile devices where visual computing is valued, including smartphones, tablets, gaming devices, automotive infotainment systems, and other computer devices such as Windows RT-based devices, set-top boxes, chromebooks, clamshells, and others - including NVIDIA-branded devices such as SHIELD and Tegra Note products. The Company sells the vast majority of its Tegra products in the form of either a chip or a chip on a board. The Company’s Tegra chips are based on chip architectures, with the most recent architecture called Tegra K1, which was preceded by Tegra 4, and before that was Tegra 3. The Tegra K1 features a Kepler-based GPU, making it the first GPU architecture to span from supercomputers to PCs to mobile devices.

The production processes for Tegra SOC products is very similar. The Company’s engineers design and develop the SOC specifications, which the Company provides to its third-party contract manufacturer. The Company utilizes subcontractors to perform assembly, testing and packaging of its SOCs, which are then shipped to contract equipment manufacturers, distributors, original equipment manufacturers or, in the case of products destined for automotive infotainment systems, to Tier 1 suppliers. While each of the Company’s Tegra product lines is based on the same underlying SOC architecture (i.e. Tegra K1, Tegra 4, etc.), the Company markets and brands its products to address different end user markets by highlighting the particular functionality of the SOC that is most valued by each market.

Summary

Between fiscal year 2012 and fiscal year 2014, the Company’s GPU business revenue grew from approximately $3.2 billion to approximately $3.5 billion, while the revenue from the Tegra Processor segment declined from almost $600 million to approximately $400 million. The Company’s consolidated gross margin increased from 51.4% in fiscal year 2012 to 54.9% in fiscal year 2014. GPU products targeted at the gaming, design and visualization, high performance computing and data center markets have gross margins that are higher than consolidated gross margin, have been increasing for several years, and that often overlap across the product lines. Tegra Processor products have gross margins that are lower than the Company’s GPU products, have trended lower between fiscal year 2012 and fiscal year 2014, and also often overlap across the product lines. Therefore, the Company respectfully submits that its GPU and Tegra segments appropriately group products with gross margins with similar characteristics.

2.
As a related matter we note from your response that you “make reference in [y]our MD&A to [y]our product lines in order to help investors understand the product lines in each segment and provide insight into the segment’s performance.” Given this please explain to us why you believe investors would not benefit from disclosures of revenues by product line in your financial statements.

As noted above, the Company markets and brands its various GPU and Tegra processor product lines to different end user markets by highlighting the particular functionality of the GPU or SOC that is most valued by each market; however each product line is based on the same underlying GPU or SOC architecture. The Company respectfully submits that it makes reference in MD&A to various product lines in order to provide insight into each market’s performance and believes its disclosure is beneficial to investors and enables them to understand the markets where growth opportunities exist. Therefore, the Company respectfully submits that it has appropriately grouped its product lines within the GPU and Tegra Processor reportable segments and that further segmentation would not meaningfully enhance an understanding of the Company’s business.

* * * *

In addition, NVIDIA acknowledges:

•	NVIDIA is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NVIDIA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (408) 486-2000, if you have any questions or would like any additional information regarding this matter.
Sincerely,
NVIDIA Corporation
By: /s/ Colette M. Kress
Colette M. Kress
Executive Vice President and Chief Financial Officer

cc:    David M. Shannon - Executive Vice President, Chief Administrative Officer and Secretary
Michael J. Byron - Vice President and Chief Accounting Officer
Eric C. Jensen - Cooley LLP
Wayne Hedden - PricewaterhouseCoopers LLP